Exhibit 99.139

FORM 13-501F1

CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS -
PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Nadia Vattovaz, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(signed) “Nadia Vattovaz”	April 26, 2021
Name: Nadia Vattovaz	Date:
Title: Chief Financial Officer & EVP Operations

Reporting Issuer Name:	Fire & Flower Holdings Corp.

End date of previous financial year:	January 30, 2021

Type of Reporting Issuer:	☒ Class 1 reporting issuer	☐ Class 3B reporting issuer

Highest Trading Marketplace:	TSX

Market value of listed or quoted equity securities:

Equity Symbol	FAF

1st Specified Trading Period (dd/mm/yy)		February 2, 2020	to	May 2, 2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		(i)		$0.5600

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period				159,416,850
		(ii)

	(i) x (ii)			$89,273,436
Market value of class or series		(A)

2nd Specified Trading Period (dd/mm/yy)		May 3, 2020	to	August 1, 2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace				$0.9800
		(iii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period				163,786,424
		(iv)

	(iii) x (iv)			$160,510,695.52
Market value of class or series		(B)

3rd Specified Trading Period (dd/mm/yy)	August 2, 2020	to	October 31, 2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			$0.7400
	(v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			178,134,734
	(vi)

(v) x (vi)			$131,819,703.16
Market value of class or series	(C)

4th Specified Trading Period (dd/mm/yy)		November 1, 2020	to	January 30, 2021

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace				$0.8000
		(vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period				232,114,180
		(viii)

	(vii) x (viii)			$185,691,344
Market value of class or series		(D)

5th Specified Trading Period (dd/mm/yy)		N/A	to		N/A

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace				$
(ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period
(x)

	(ix) x (x)			$
Market value of class or series		(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))					$141,823,794.67
(1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)				$55,396,585.42
		(2)
Capitalization for the previous financial year	(1) + (2)			$197,220,380.09

Participation Fee				$6,500.0000

Late Fee, if applicable			$

Total Fee Payable				$6,500.0000
(Participation Fee plus Late Fee)